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Manor Care, Inc.
11555 Darnestown Road
Gaithersburg, MD 20878-3200
(301) 979-4000

                                                        [LOGO]ManorCare
                                                              Health Services

NEWSRELEASE

CONTACT: Leigh C. Comas, Vice President, Finance and Treasurer
         Kimberly A. Holland, Manager, Investor Relations

FOR IMMEDIATE RELEASE

MANOR CARE COMPLETES TENDER OFFER FOR 5.9% OF THE OUTSTANDING
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SHARES OF VITALINK PHARMACY SERVICES
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Gaithersburg, Maryland, May 22, 1997. Manor Care, Inc. (NYSE:MNR), a national health care provider, today announced that it has successfully completed its tender offer to purchase 1,500,000 shares of the common stock of Vitalink Pharmacy Services, Inc. (NYSE:VTK) at a price of $20.00 per share. The offer, which expired at 12:00 midnight Eastern Daylight Time on Wednesday, May 21, 1997, was oversubscribed. With the successful completion of this tender offer, Manor Care's ownership interest in Vitalink is raised to approximately 51%.

Based on its preliminary tabulation, the depositary for the offer has informed Manor Care that 4,822,757 shares of Vitalink common stock have been tendered, which includes 459,377 shares subject to guarantees of delivery. Shares were accepted for purchase on a pro rata basis and the preliminary proration factor under the offer is approximately 31% for all Vitalink shares tendered. The final proration factor is expected to be determined on May 29, 1997, after the precise number of validly tendered shares is calculated and it is anticipated that payment for the shares accepted will commence promptly thereafter.

Manor Care, Inc. is one of the largest long-term care providers in the United States. The Company operates 176 skilled nursing facilities containing 24,200 beds and 30 assisted living facilities containing 3,183 units in 28 states. Vitalink, the second largest publicly-traded institutional pharmacy company, provides medications, consulting, infusion and other ancillary services to approximately 172,000 institutional beds as well as to home infusion patients through its 56 institutional pharmacies and 4 regional infusion pharmacies. In addition to its ownership interest in Vitalink, Manor Care also owns a controlling interest in In Home Health, Inc. (Nasdaq:IHHI).